

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 8, 2016

<u>Via E-mail</u>
Mark Kaczynski
Chief Executive Officer and President
Nissan Auto Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re:** **Nissan Auto Receivables Corporation II**
> **Registration Statement on Form SF-3**
> **Filed December 14, 2015**
> **File No. 333-208544**

Dear Mr. Kaczynski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Transfer and Servicing Agreements

Requests to Repurchase and Dispute Resolution, page 82

1. We note your response to prior comment 8 in our letter dated November 30, 2015 with respect to the early filer program and reissue. As the Commission intended the dispute resolution requirement to be separate and distinct from the other shelf eligibility requirements, including the asset representations review requirement, the asset representations reviewer's findings with respect to a receivable should not foreclose an investor from exercising its right to initiate dispute resolution with respect the repurchase of such receivable. Among other things, this will permit an investor to dispute the asset representations reviewer's findings or the sufficiency of the asset representations reviewer's tests. Please revise your disclosure to provide that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Mark Kaczynski
Nissan Auto Receivables Corporation II
January 8, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Angela M. Ulum, Esq., Mayer Brown LLP
        David Lundeen, Esq., Nissan Auto Receivables Corporation II